UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

                           Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____June 13, 2005________________

Date

PACIFIC NORTH WEST CAPITAL CORP.

For Immediate Release TSX: PFN OTCBB: PAWEF	Toll free 1.800.667.1870	NEWS RELEASE www.pfncapital.com

AeroTEM Airborne Survey Results

Priority Conductor Targets Identified for Follow - Up

West Timmins Nickel Project, Timmins, Ontario

Vancouver, BC - May ~~XX~~ 26 , 2005 - Pacific  North West Capital Corp. (TSX - PFN; OTCBB - PAWEF) is pleased to announce that it has completed evaluation of the AeroTEM airborne results over the Montcalm Mafic Intrusive Complex (MFI), west of Timmins, Ontario.  The West Timmins Nickel Project is an agreement with Falconbridge Limited ("Falconbridge") whereby PFN may earn up to a 100% interest.  The Project covers 355 square kilometres (87,720 acres), some 60 kilometres west of Timmins, Ontario.

  AeroTEM airborne results have been evaluated

  Seven priority conductor anomalies have been selected for ground follow-up evaluation

  Ground work has commenced over the target areas

  Geological and prospecting programs will be conducted on additional target areas

TSX - PFN
OTCBB - PAWEF
PACIFIC NORTH WEST
CAPITAL CORP.

WEST TIMMINS PROJECT

N
Kapuskasing Structural Zone
FALCONBRIDGE
MONTCALM MINE
5.1 M Tonnes
1.46% Ni, 0.7% Cu
0
8km
Timmins City Centre 65km

Legend

- Mafic Intrusive Rocks
- Volcanics
- Granites
- Kapuskasing Structural Zone
- Claim Block
- AeroTEM Survey Coverage

Montcalm
Toronto

PFN's exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to the airborne surveys, a detailed compilation of all of the historical work in the MFI was completed and has been used to help evaluate and prioritize the conductors identified in the AeroTEM survey.  In   cooperation with Falconbridge, seven priority conductor anomalies have been selected, based on geophysical responses, relation to the Montcalm deposit, geological settings, and previous work over the conductors. Follow-up line cutting and EM surveys have been initiated to define drill targets which will be tested later in 2005.  Many of the other conductive trends will see geological ground truthing as well as prospecting programs during the summer months.

News Release

1

The West Timmins Project is adjacent to Falconbridge's Montcalm Project. The Montcalm deposit comprises an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable Reserves category and are expected to support a mine life of some 8 years. Additionally, there are an estimated 700,000 tonnes in the Inferred Resource category grading 1.70% nickel and 0.7% copper. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, approximately 90 kilometres to the east.

For the past several years PFN has focused exclusively on platinum group metal exploration, and for the past three years has had one of the most aggressive platinum group metal exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.

Under the terms of the Agreement PFN will spend $4 million over a 4-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX - PFN; OTCBB - PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary underground platinum group metals producer. In late 2004 PFN established a Nickel Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd. (please visit www.pfncapital.com for additional information on the Company and its properties).

On behalf of the Board of Directors

Harry Barr

President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

For further information, please call Toll Free 1.800.667.1870, fax 604.685.8045,

email ir@pfncapital.com, or visit our website at www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

2

PACIFIC NORTH WEST CAPITAL CORP.
For Immediate Release TSX: PFN OTCBB: PAWEF	NEWS RELEASE www.pfncapital.com 1.800.667.1870
Varley Assay Results Intersect Broad Zones of PGM Mineralization River Valley PGM Project, Sudbury, Ontario

May 18, 2005 - Vancouver, BC  - Pacific North West Capital Corp. (PFN: TSX) reports assays from drilling in the Varley Zone and Varley Extension on the River Valley Project.

  Revised and updated resource calculation to be completed once all assays received

  Assay results from the Varley & Varley Extension (S. of Varley) Areas return wide widths

  Sulphide mineralization was intersected in all of the Areas.

  Assays pending for the Jackson Flats, Varley, & Varley Extension Areas

Assay results from the Varley Zone are indicating broad zones of PGM mineralization. In addition assay results from the Varley Extension Area indicate new anomalous zones along the contact as well as within the intrusive (see Intersection Table below).

The drill holes were all drilled across strike (See Location Table below).  The dip of the zone varies along strike and to depth but generally dips southwest between 65 and 75 degrees.

Assay results are still pending from five holes in the Varley Zone, seven holes in the Varley Extension Area, and six holes in the Jackson Flats Area. All assay values from the Lismer Extension drilling have been received.  Current interpretation of the drill data suggests a repetition of the host breccia mineralization with the targeted areas.

Significant sulphide mineralization was intersected in all of the areas and the zones are still open in along strike and to depth.

Updated Resource Estimate

Once all of the assay results have been received and compiled, a revised resource calculation will be completed which will include the mineralization from the Lismer Extension Zone and upgraded mineralization from the Varley Zone.

Drill Assay Intersections - Varley
DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
VA-55	119	139	20	5	50	73	123	0.13	81	83
incl	138	139	1	6	227	402	629	0.64	39	26
VA-56	4.6	43	38	20	99	254	353	0.37	432	148
incl	20	21	1	115	556	1678	2234	2.35	1909	426
VA-57	4.6	6	1	68	360	1059	1419	1.49	1057	173
and	13	14	1	47	166	948	1114	1.16	635	222
and	23	33	10	50	215	724	939	0.99	769	255
incl	29	33	4	64	270	998	1268	1.33	995	282
VA-58	225	232	7	42	208	681	889	0.93	854	163
incl	225	226	1	183	1016	3580	4596	4.78	3396	519
VA-59	24	97	73	30	175	511	686	0.72	619	151
incl	26	31	5	199	1161	3901	5063	5.26	1923	381
incl	71	80	9	41	271	749	1020	1.06	723	166
VA-60	133	195	62	22	157	359	516	0.54	389	214
incl	134	135	1	27	832	2293	3125	3.15	138	509
incl	166	169	3	50	310	820	1131	1.18	851	256
VA-62	182	217	35	59	285	763	1048	1.11	781	186
incl	183	193	10	128	608	1652	2260	2.39	1395	243
incl	201	202	1	123	490	1459	1949	2.07	1742	438
VA-63	63	81	18	134	706	2046	2751	2.89	1275	286
incl	63	70	7	217	1303	3545	4848	5.07	1696	341
VA-64	56	102	46	72	451	1169	1621	1.69	775	164
incl	59	62	3	65	353	998	1351	1.42	890	129
incl	75	87	12	174	1140	2833	3972	4.15	1290	232
incl	85	86	1	568	4639	8981	13620	14.19	5068	827
VA-67	186	235	49	40	428	1114	1542	1.58	749	132
incl	191	196	5	74	785	2349	3134	3.21	1299	171
and	211	215	4	113	1472	3614	5085	5.20	2244	390
and	220	224	4	61	1058	2543	3601	3.66	1790	319

VARLEY & VARLEY EXTENSION - DRILL HOLE LOCATIONS
Hole Number	Grid-E	Grid-N	Dip	Azimuth	Depth (m)
VA-54	-4180	-155	-50.0	65	270.0
VA-55	-3530	150	-46.4	45	191.0
VA-56	-3675	240	-45.7	45	107.0
VA-57	-3725	220	-45.4	45	122.0
VA-58	-3675	100	-44.7	45	254.0
VA-59	-4140	215	-46.5	45	139.0
VA-60	-4130	160	-44.3	45	251.0
VA-62	-4650	85	-46.2	65	254.3
VA-63	-5050	270	-46.5	125	143.0
VA-64	-5000	220	-45.7	90	123.0
VA-65	-4850	35	-46.1	65	86.0
VA-67	-4955	260	68.7	90	248.0
VE-20	450	-1250	-45.0	0	134.0
VE-22	100	325	-46.2	360	139.0
VE-24	200	350	-46.6	360	153.5

Drill Assay Intersections - Varley Extension
DDH	From (m)	To (m)	Int (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	Pt+Pd (ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
VE-20	54	73	19	31	135	432	568	0.60	664	390
incl	57	60	3	71	266	935	1201	1.27	1873	765
incl	71	72	1	91	387	1545	1932	2.02	1436	934
VE-22	52	58	6	66	201	634	835	0.90	1190	347
incl	56	58	2	59	264	844	1108	1.17	1447	440
and	95	110	15	54	199	709	908	0.96	1602	572
incl	95	99	4	70	234	885	1119	1.19	2190	843
VE-24	33	41	8	15	126	343	469	0.48	150	142
incl	35	36	1	88	473	1734	2207	2.30	350	241

Phase 7 Budget Summary

April 2004 to April 2005 - Drilling, Bulk Sample

PFN, in joint venture with Anglo American Platinum Corporation Limited (Anglo Platinum) has completed the $3.0 million Phase 7 program. The program completed 20,740 metres of diamond drilling, metallurgical testing and the collection of a 40 tonne bulk sample for  metallurgical testing on the Dana North and Dana South Zones.

In the Phase 7 program particular emphasis has been placed on expanding targets identified by reconnaissance drilling, geophysics and geological mapping, especially along the northern contact of the intrusive. The known platinum-palladium mineralization has been identified within the contact breccia zone over a strike length in excess of 15 kilometres. The mineral resource estimates have been primarily  concentrated in the Dana Lake and Lismer's Ridge Zones, over a 3 kilometre strike length.

The Qualified Person for this release is John Londry, VP Exploration.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary underground platinum group metals producer. In late 2004 PFN established a Nickel Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd. (please visit www.pfncapital.com for additional information on the Company and it's properties).

On behalf of the Board of Directors

Harry Barr

President and CEO

For further information, please call Toll Free 1.800.667.1870, fax 604.685.8045,

email ir@pfncapital.com, or visit our website at www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / Pawef- OTCBB
PACIFIC NORTH WEST CAPITAL CORP.		www.pfncapital.com
NEWS RELEASE	-	Toll free 1.800.667.1870

LONMIN PLC FUNDS US $1.10 MILLION EXPLORATION

PROGRAM FOR 3RD EXPLORATION SEASON, UNION BAY PLATINUM PROJECT, ALASKA

Vancouver, BC - May 16, 2005, Pacific North West Capital Corp. (PFN:TSX), Freegold Ventures Limited (ITF:TSX) and Lonmin Plc today announced that a US $1.10  million exploration budget has been approved for the Union Bay Platinum Project, located in southeast Alaska. For the past two years Lonmin has been providing full funding for the exploration programs at Union Bay. This year's program will focus on the further delineation and drilling of targets identified as a result of previous years' field programs, in particular the targets identified from the airborne electromagnetic and magnetic surveys flown in 2004.

Harry Barr, President of Pacific North West Capital Corp. noted that we are extremely pleased to have Lonmin elect to fund the program at Union Bay for a third season.

In 2004, the partners carried out an extensive exploration program that consisted of reconnaissance geochemical sampling, core drilling on the Continental zone and a combined airborne magnetic and multi-frequency electromagnetic (EM) survey.

The 2004 reconnaissance program was concentrated around the Continental Zone, where the 2003 field program discovered platinum values ranging from 1 to 14 grams per tonne.  Initial 2004 field work returned significant platinum values from grab samples taken from ultramafic rock units that are located along strike of the PGE-bearing rocks on the Continental zone (see News release of September 16th, 2004 for detailed results).  The prospective magmatic units that are favorable for PGE mineralization have been traced over a composite strike length of approximately 6 kilometers.  These units remain open along strike and at depth.

During 2004, 5,973 feet of diamond core drilling was completed in 10 holes in the Continental zone.  This drilling was targeted at surface saw cut channel sample results collected in 2003 (See Press Release January 20th 2004). Drilling results at Continental indicate that the favorable magmatic horizon can be traced chemically and physically. The favorable magmatic unit consists of mixed pyroxenite and wehrlite containing variable amounts of magnetite. Similar conclusions were drawn from surface sampling at Continental in 2003.  Reconnaissance exploration conducted during and following drilling, was designed to locate and evaluate extensions of the favorable magmatic units defined at Continental.

The airborne geophysical survey consisted of 744 line kms, and resulted in the delineation of several priority targets.  Exploration in 2005 will focus on drilling targets generated from the airborne magnetic surveys and ground follow-up.

The Union Bay project is hosted in an Alaska - Uralian type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp, the operator, Freegold Ventures Limited and Lonmin Plc. Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study. Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project in Joint Venture with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum, and the Agnew Lake Project, currently under option to Anglo Platinum. Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In Alaska, PFN has a Joint Venture Agreement with Lonmin PLC, the world's third largest primary platinum producer. In late 2004 PFN established a Nickel Division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd.

On behalf of the Board of Directors

Harry Barr

President and CEO

For further information, please call Toll Free 1.800.667.1870, fax 604.685.8045,

email ir@pfncapital.com, or visit our website at www.pfncapital.com

2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

Symbol: PFN-Toronto Stock Exchange / Pawef- OTCBB
PACIFIC NORTH WEST CAPITAL CORP.		www.pfncapital.com
NEWS RELEASE	-	Toll free 1.800.667.1870

NEWS RELEASE

NON-BROKERED PRIVATE PLACEMENT

Vancouver, BC May 3, 2005 Pacific North West Capital Corp. (the "Company") is pleased to announce a non-brokered private placement of up to 2,500,000 flow-through common shares at a purchase price of $0.40 per share for gross proceeds of up to $1,000,000 with flow-through Funds.

The proceeds of the private placement will be used for exploration on the Company's Timmins Nickel Project in Joint Venture with Falconbridge Limited and exploration on the Company's Canadian platinum group metal projects.

A finder's fee of 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary underground platinum group metals producer.  In late 2004 PFN established a nickel division and currently has an Option Joint Venture in the Timmins Mining District with Falconbridge Ltd. (please visit www.pfncapital.com for additional information on the Company and it's properties).

On behalf of the Board of Directors

Harry Barr

President and CEO

For further information, please call Toll Free 1-800-667-1870, 604-685-1870 by email ir@pfncapital.com, or visit our website at www.pfncapital.com,

by fax 604-685-8045, 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 26, 2005

Item 3: Press Release

A Press release dated and issued May 26, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

AeroTEM Airborne Survey Results Priority Conductor Targets Identified for Follow-Up, West Timmins Nickel Project, Timmins, Ontario.

Item 5: Full Description of Material Change

Vancouver, BC - May 26, 2005 - Pacific  North West Capital Corp. (TSX - PFN; OTCBB - PAWEF) is pleased to announce that it has completed evaluation of the AeroTEM airborne results over the Montcalm Mafic Intrusive Complex (MFI), west of Timmins, Ontario.  The West Timmins Nickel Project is an agreement with Falconbridge Limited ("Falconbridge") whereby PFN may earn up to a 100% interest.  The Project covers 355 square kilometres (87,720 acres), some 60 kilometres west of Timmins, Ontario.

O

AeroTEM airborne results have been evaluated

O

Seven priority conductor anomalies have been selected for ground follow-up evaluation

O

Ground work has commenced over the target areas

O

Geological and prospecting programs will be conducted on additional target areas

PFN's exploration activities on the West Timmins Nickel Project are focused on nickel and associated metals. In addition to the airborne surveys, a detailed compilation of all of the historical work in the MFI was completed and has been used to help evaluate and prioritize the conductors identified in the AeroTEM survey.  In   cooperation with Falconbridge, seven priority conductor anomalies have been selected, based on geophysical responses, relation to the Montcalm deposit, geological settings, and previous work over the conductors. Follow-up line cutting and EM surveys have been initiated to define drill targets which will be tested later in 2005.  Many of the other conductive trends will see geological ground truthing as well as prospecting programs during the summer months.

The West Timmins Project is adjacent to Falconbridge's Montcalm Project. The Montcalm deposit comprises an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 4.9 million tonnes grading 1.51% nickel and 0.73% copper are in the Proven and Probable Reserves category and are expected to support a mine life of some 8 years. Additionally, there are an estimated 700,000 tonnes in the Inferred Resource category grading 1.70% nickel and 0.7% copper. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, approximately 90 kilometres to the east.

For the past several years PFN has focused exclusively on platinum group metal exploration, and for the past three years has had one of the most aggressive platinum group metal exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.

Under the terms of the Agreement PFN will spend $4 million over a 4-year period in order to vest with a 100% interest in the Project. Falconbridge will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by completing a feasibility study or spending $20 million on a feasibility study, whichever occurs first. Under the Agreement PFN acts as Project Operator.

The Qualified Person for this release is John Londry, VP Exploration.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 26, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 18, 2005

Item 3: Press Release

A Press release dated and issued May 18, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Varley Assay Results Intersect Broad Zones of PGM Mineralization, River Valley PGM Project, Sudbury, Ontario.

Item 5: Full Description of Material Change

See attached News Release.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 19, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 16, 2005

Item 3: Press Release

A Press release dated and issued May 16, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. announces a non-brokered private placement of up to 2,500,000 flow-through common shares at a purchase price of $0.40 per share.

Item 5: Full Description of Material Change

Vancouver, BC - May 16, 2005, Pacific North West Capital Corp. (PFN:TSX), Freegold Ventures Limited (ITF:TSX) and Lonmin Plc today announced that a US $1.10  million exploration budget has been approved for the Union Bay Platinum Project, located in southeast Alaska. For the past two years Lonmin has been providing full funding for the exploration programs at Union Bay. This year's program will focus on the further delineation and drilling of targets identified as a result of previous years' field programs, in particular the targets identified from the airborne electromagnetic and magnetic surveys flown in 2004.

Harry Barr, President of Pacific North West Capital Corp. noted that we are extremely pleased to have Lonmin elect to fund the program at Union Bay for a third season.

In 2004, the partners carried out an extensive exploration program that consisted of reconnaissance geochemical sampling, core drilling on the Continental zone and a combined airborne magnetic and multi-frequency electromagnetic (EM) survey.

The 2004 reconnaissance program was concentrated around the Continental Zone, where the 2003 field program discovered platinum values ranging from 1 to 14 grams per tonne.  Initial 2004 field work returned significant platinum values from grab samples taken from ultramafic rock units that are located along strike of the PGE-bearing rocks on the Continental zone (see News release of September 16th, 2004 for detailed results).  The prospective magmatic units that are favorable for PGE mineralization have been traced over a composite strike length of approximately 6 kilometers.  These units remain open along strike and at depth.

During 2004, 5,973 feet of diamond core drilling was completed in 10 holes in the Continental zone.  This drilling was targeted at surface saw cut channel sample results collected in 2003 (See Press Release January 20th 2004). Drilling results at Continental indicate that the favorable magmatic horizon can be traced chemically and physically. The favorable magmatic unit consists of mixed pyroxenite and wehrlite containing variable amounts of magnetite. Similar conclusions were drawn from surface sampling at Continental in 2003.  Reconnaissance exploration conducted during and following drilling, was designed to locate and evaluate extensions of the favorable magmatic units defined at Continental.

The airborne geophysical survey consisted of 744 line kms, and resulted in the delineation of several priority targets.  Exploration in 2005 will focus on drilling targets generated from the airborne magnetic surveys and ground follow-up.

The Union Bay project is hosted in an Alaska - Uralian type zoned ultramafic complex located at tidewater 35 miles north of Ketchikan, Alaska and consists of 711 unpatented Federal lode mining claims covering 15,940 acres, and 6 State of Alaska mining claims covering 240 acres.  The project is a joint venture between Pacific North West Capital Corp, the operator, Freegold Ventures Limited and Lonmin Plc. Lonmin may earn up to a 70% interest in the project by delivering a full feasibility study. Upon the decision by the JV Management Committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing. Following commencement of commercial production, PFN and Freegold will each repay their share of the financing costs and contribute pro rata to operating costs.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 16, 2005_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

May 3, 2005

Item 3: Press Release

A Press release dated and issued May 3, 2005 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. announces a non-brokered private placement of up to 2,500,000 flow-through common shares at a purchase price of $0.40 per share.

Item 5: Full Description of Material Change

Vancouver, BC May 3, 2005 Pacific North West Capital Corp. (the "Company") is pleased to announce a non-brokered private placement of up to 2,500,000 flow-through common shares at a purchase price of $0.40 per share for gross proceeds of up to $1,000,000 with flow-through Funds.

The proceeds of the private placement will be used for exploration on the Company's Timmins Nickel Project in Joint Venture with Falconbridge Limited and exploration on the Company's Canadian platinum group metal projects.

A finder's fee of 7% may be paid in cash or shares.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___May 3, 2005________________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity